SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH NOVEMBER 23, 2006

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PRESS RELEASE	November 23, 2006

TAM is authorized to fly to Italy

Italian and Brazilian Governments approve increase in the bilateral agreement

São Paulo, November 23, 2006 – TAM S.A. (BOVESPA: TAMM4, NYSE:TAM), received today the official authorization from the National Civil Aviation Agency (ANAC) to initiate regular daily flights to Italy. TAM obtained this flight based on the increase in the bilateral agreement, authorized this month by the Italian and Brazilian governments.

The start date and schedule of the new international operation will be opportunely announced by TAM. All necessary measures to initiate the flight in the first half of 2007 are already in place.

Milan will be the third destination that TAM flies to in Europe. This flight will depart from São Paulo. The company already flies to Paris (currently twice a day and, as of January 12 2007, three times a day) and London.

The strategy adopted by TAM in the international segment is to grow selective in profitable markets. According to ANAC, TAM ended last October with 58.2% market share among the Brazilian companies that operate in the international market.

“The flight to Italy will strengthen our international network because it is a destination that attracts both business and leisure passengers, and also is another entrance to Europe”, said Marco Antonio Bologna, TAM’s CEO. Brazil has a huge Italian community, composed by 25 million descendants, of which 15 million live in the State of São Paulo.

Also in the international market, TAM will start its second daily flight to New York, as of December 15, operates three daily flights to Miami, one departing from Fortaleza (Ceará) with connections in Bélem (Pará) and Manaus (Amazonas). Once a week, the flight to Miami that leaves from São Paulo stops in Salvador. In South America, TAM has 49 weekly flights to Buenos Aires, Argentina, and will operate the second daily flight to Santiago, Chile as of January 2. Through TAM Mercosur, it operates to six other destinations: Asuncion and Ciudad del Este (Paraguay), Montevideo and Punta del Este (Uruguay), Santa Cruz de la Sierra and Cochabamba (Bolivia). The company also has a daily flight to Lima, in Peru, through a code-share operation with Taca.

Investor Relations Contact:	Press Agency Contact:
Phone.: (55) (11) 5582-9715	Phone.: (55) (11) 5582-8167
Fax: (55) (11) 5582-8149	Fax: (55) (11) 5582-8155
invest@tam.com.br	tamimprensa@tam.com.br
www.tam.com.br/ri

About TAM:
 TAM (www.tam.com.br) has been the leader in the Brazilian domestic market for more than three years, and held a 51.1% domestic market share and 58.2% international market share at the end of October 2006. TAM operates regular flights to 48 destinations throughout Brazil. It serves 74 different cities in the domestic market through regional alliances. Additionally, it maintains code-share agreements with international airline companies that allow passengers to travel to a large number of destinations throughout the world. TAM was the first Brazilian airline company to launch a loyalty program. Currently, the program has over 3.3 million subscribers and has awarded more than 3.6 million tickets.

-1/1-

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 23, 2006

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.